Wastemasters, Inc.
List of Subsidiaries

Exhibit 22

WasteMasters of Palm Beach, Inc.

WasteMasters of Nevada, Inc.

Synfuel, Inc.

All subsidiaries are owned directly or indirectly 100% by WasteMasters, Inc.